January 19, 2021

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention Jeffrey Gabor, Esq.

Re:	CannaPharmaRx, Inc.
Registration Statement on Form S-1
File No. 333-251016

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Mr. Gabor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CannaPharmaRx, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement be declared effective at 9:00 AM, Eastern Time on January 25, 2021, or as soon as practicable thereafter. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Joshua D. Brinen of Brinen & Associates, LLC, confirming this request. Our legal counsel has full authority to withdraw or modify this acceleration request, orally or in writing.

Once the Registration Statement has been declared effective, the Company would appreciate if you could notify Nick Colvin at (778) 214-5075 and provide us with a written copy of the notice of effectiveness.

We request that we be notified of such effectiveness by a telephone call to Joshua D. Brinen of Brinen & Associates, LLC at 212-330-8151.

We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Brinen & Associates, LLC, attention: Joshua D. Brinen, via facsimile at 212-330-8151 or via electronic mail message at jbrinen@brinenlaw.com.

Sincerely,

CannaPharmaRx, Inc.

/s/ Nick Colvin

Chief Executive Officer

cc: John Cassels, Chief Financial Officer

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